                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE
REGISTRATION STATEMENTS ON FORM S-8 OF ALSTOM (NO. 333-10658, NO. 333-12028 AND
333-90154) AND THE RELATED PROSPECTUSES AND TO BE PART THEREOF FROM THE DATE ON
WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR
REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Enclosures:

Press release dated April 28, 2003 "ALSTOM Sells Its Industrial
Turbines Businesses to Siemens for €1.1 Billion"...............................3

Press release dated April 30, 2003 "ALSTOM Completes the Sale of Its
Small Gas Turbines Business to Siemens"........................................5

                                                                   28 April 2003

               ALSTOM SELLS ITS INDUSTRIAL TURBINEs BUSINESSES TO
                            SIEMENS FOR €1.1 BILLION

ALSTOM announces that it has signed binding agreements to sell its small gas turbines business and its medium-sized gas turbines and industrial steam turbines businesses in two transactions to Siemens AG, which are key steps in its continuing disposal programme.

The total enterprise value of the two transactions is €1.1 billion. Net cash proceeds to ALSTOM are expected to be approximately €950 million after deduction of debt transferred and certain other adjustments for cash items.

The first transaction will cover the small gas turbines business, and the second transaction will cover the medium-sized gas turbines and industrial steam turbines businesses.

The industrial turbines businesses being sold account for approximately 10% of
ALSTOM's Power sector revenues and sales are typically to specialist industrial customers, for example in the oil and gas industry. They include:

o  the small gas turbines business (3 MW - 15 MW) based principally in the UK;

o  the medium-sized gas turbines business (15 MW - 50 MW) based principally in
   Sweden;

o  the industrial steam turbines (up to about 100MW) business with manufacturing sites in Sweden, Germany and the Czech Republic, and global customer service operations.

In the year ended 31 March 2003, ALSTOM's industrial turbines businesses generated sales of approximately €1.25 billion and an estimated EBIT(1) margin of approximately 7%. They employ some 6,500 people.

The transactions are subject to regulatory clearances and documentation is being submitted to the relevant merger control authorities.

Commenting on the sales, Patrick Kron, Chairman and CEO of ALSTOM said:

"These transactions constitute a key milestone in our action plan to strengthen our financial base. We thank all our employees in the industrial turbines businesses for their support and are confident that they will have a successful future within the Siemens Group."

Dresdner Kleinwort Wasserstein and Crédit Agricole Indosuez are acting as financial advisers to ALSTOM on the disposal.

ALSTOM is the global specialist in energy and transport infrastructure. The
Company serves the energy market through its activities in the fields of power generation and power transmission and distribution, and the transport market through its activities in rail and marine. In fiscal year 2001/02, ALSTOM had annual sales in excess of €23 billion and employed 112,000 people in over 70 countries. ALSTOM is listed on the Paris, London and New York stock exchanges.

Press enquiries:     G. Tourvieille / M. Dowd
                     Tel. +33 1 47 55 25 60
                     internet.press@chq.alstom.com
                     -----------------------------

Investor relations:  E. Rocolle-Teyssier
                     Tel.+33 1 47 55 25 78
                     investor.relations@chq.alstom.com
                     ---------------------------------

(1): Earnings before interest and taxation

                                                                   30 April 2003

                   ALSTOM COMPLETES THE SALE OF ITS SMALL GAS
                          TURBINES BUSINESS TO SIEMENS

ALSTOM announces that, further to the announcement of 28 April 2003, it has completed the first of two transactions with Siemens AG, being the disposal of the small gas turbines business. The enterprise value of this transaction is
€575 million, with net proceeds to ALSTOM of approximately €525 million.

Completion of this transaction follows receipt of a formal derogation from the
European Commission under the EC merger regulation, allowing ownership of the business to be transferred to Siemens AG with immediate effect. Siemens AG has committed not to integrate the small gas turbine business with its own businesses until formal merger clearance has been obtained from the European
Commission in relation to all the industrial turbines businesses.

Pending merger clearance, the medium gas turbines and industrial steam turbines businesses to be acquired by Siemens AG will continue to be owned and managed by
ALSTOM.

Further announcements will be made in due course.

Press enquiries:     G. Tourvieille / M. Dowd
                     Tel. +33 1 47 55 25 60

Investor relations:  E. Rocolle-Teyssier
                     Tel.+33 1 47 55 25 78

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ALSTOM

Date: May 1, 2003                             By: /s/ Philippe Jaffré
                                                  ------------------------------
                                                  Name:  Philippe Jaffré
                                                  Title: Chief Financial Officer